Exhibit 99.1

Opera reports fourth quarter and full-year 2021 Results

Both revenue and adjusted EBITDA exceeded expectations

Q4 revenue grew 45% year-over-year driven by strong product portfolio and growth in high ARPU markets

Company announced a $50 million buyback program

Company issues 2022 guidance for revenue growth of 22% and adjusted EBITDA growth of 97% with a 18% margin at the midpoint

Oslo, Norway, February 17, 2022 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with hundreds of millions of users worldwide, today announced its unaudited consolidated financial results for the quarter ended December 31, 2021.

Fourth quarter and full year 2021 financial highlights

	Three Months Ended December 31,		Year-over-	Twelve Months Ended December 31,		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2020	2021	year % change	2020	2021	year % change
Revenue	50,229	72,626	44.6%	165,056	250,991	52.1%

Net income (loss)	28,527	(84,209)	-395.2%	179,174	(15,784)	-108.8%
Margin	56.8%	-115.9%		108.6%	-6.3%

Adjusted EBITDA (1)	14,052	16,091	14.5%	24,969	27,850	11.5%
Margin	28.0%	22.2%		15.1%	11.1%

Adjusted net income (loss) (1)	45,298	(77,906)	-272.0%	62,876	5,661	-91.0%
Margin	90.2%	-107.3%		38.1%	2.3%

Diluted net income (loss) per ADS, US$	0.25	(0.73)	-395.5%	1.51	(0.14)	-109.0%

Diluted adjusted net income (loss) per ADS, US$ (1)	0.38	(0.68)	-279.1%	0.53	0.05	-90.8%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

“We’re very excited that both revenue and adjusted EBITDA came in ahead of expectations, closing out a very strong 2021”, said Co-CEO Song Lin. “Looking back, we can conclude that our investments in marketing to accelerate our growth trajectory and strengthen our position in higher-ARPU markets, and investments in our strong and growing product portfolio, have paid off.”

“Even more encouragingly, as we look ahead, we have every expectation that we will continue a healthy growth trajectory from this elevated scale, with margins continuing to normalize.”

Fourth Quarter and Recent Business Highlights

●	Core search and advertising revenue growth rates grew 47% year-over-year in the fourth quarter, driven by strong browser and news performance.
●

Opera’s average monthly active user base was 344 million MAUs in the quarter; with a continued directional shift towards higher ARPU markets. User growth was the strongest in the Americas, this time led by Latin America up 35% and North America up 22%, while we continue to focus investments in emerging markets more specifically towards users that are monetizable.

●	In the fourth quarter, each user on average generated a record 83 cents of revenue on an annualized basis, up 11% sequentially, and up 62% compared to the fourth quarter of 2020.
●	The Opera GX gaming browser had over 14 million monthly active users across PC and mobile during the fourth quarter.
●	The beta version of the Opera Web 3.0 browser was released as the newest addition to our family of browsers.
●

Our equity-accounted investee Nanobank has experienced a prolonged period of inability to operate in India, and as a result we have impaired all assets and intangible values related to its Indian subsidiary, totaling $82.6 million and resulting in a negative net income for the year.

●	Opera announced a $50 million stock buyback program that is in effect for the next two years.

Business Outlook

“We are very pleased that the strategy we have embarked on is already paying off,” said CFO Frode Jacobsen. “It is encouraging that our margins normalized faster than anticipated as our investments in the business have resulted in revenue growth ahead of plan.”

For the first quarter of 2022, Opera expects revenue of $67 million to $70 million, representing 33% year-over-year growth at the midpoint and reflecting normal seasonality, while benefiting from the additional scale we built throughout 2021. Adjusted EBITDA is expected to be between $4 million and $7 million.

For the full year of 2022, Opera expects revenue of $300 million to $310 million, representing a 22% year-over-year increase at the midpoint. We expect adjusted EBITDA to be between $50 million and $60 million, or an 18% margin at the midpoint, versus 11% for 2021. Our 2022 results are expected to benefit from the continued growth of our products in Western markets as well as the continuation of underlying ARPU improvements across all of our regions.

Other updates

Opera holds valuable investments in OPay (6.44%), StarMaker (19.35%), and Nanobank (42.35%).

Nanobank, our equity-accounted investee which provides microlending services in several emerging markets, saw record activity in all of its active markets except for India. As we noted in our third quarter report, Nanobank’s Indian subsidiary became subject to inspection by the Ministry of Finance of India and now by its regulator, with particular focus on the fees paid for use of technology and platform infrastructure that is developed centrally by Nanobank for use across all of its operating markets. That process has taken months, and is still ongoing. Pending a resolution, a substantial portion of the funds of Nanobank’s Indian subsidiary have been subject to seizure, effectively halting its entire Indian operation. As a consequence of the prolonged situation and lack of clarity, Nanobank has recognized material provisions and impairments in the fourth quarter to bring the book value of its Indian subsidiary to zero; consequently we have impaired our investment in Nanobank to reflect the circumstances. That led to substantial non-cash losses in the quarter, partially offsetting the accounting gain associated with the creation of Nanobank in the third quarter of 2020. While we are taking an appropriate approach in our financial statements, Nanobank remains highly engaged to facilitate a return of operations.

Fourth quarter 2021 consolidated financial results

All comparisons in this section are relative to the fourth quarter of 2020 unless otherwise stated.

Revenue increased 45% to $72.6 million in the quarter.

●	Search revenue increased by 35% to $34.8 million driven by both PC and mobile browser monetization growth.
●	Advertising revenue increased by 59% to $36.7 million, predominantly fueled by monetization growth within Opera News, our ad tech platform and our mobile browsers.
●	Technology licensing and other revenue was $1.2 million.

Operating expenses increased by 31% to $70.6 million.

●	Combined technology and platform fees, content cost and cost of inventory sold was $5.5 million, a 150% increase following the scaling of associated revenues.
●

Personnel expenses, including share-based remuneration, were $18.0 million, a 13% increase. This expense consists of cash-based compensation expense of $14.9 million, nearly flat year-over-year, and $3.1 million of share-based remuneration expense.

●

Marketing and distribution expenses were $30.3 million, an increase of $18.0 million or 146% versus the fourth quarter of 2020, while representing a slight decline compared to the immediate prior quarters.

●	Depreciation and amortization expenses were $4.6 million, a 22% decrease as relevant asset bases declined over time.
●	Impairment of non financial assets of $6.4 million were mainly related to our decision to close our fintech office in Tallinn.
●	Other operating expenses were $5.7 million, a 16% decrease predominantly driven by reductions in credit loss expenses and professional services.

Operating profit was $2.2 million compared to an operating profit of $2.4 million in the fourth quarter of 2020.

Other items in the quarter include a total impairment of $82.6 million related to the Indian subsidiary of Nanobank. $62.1 million of this amount is recorded in a new line item called impairment of associates and joint ventures and the remaining $20.5 million is included as the main component in our share of net loss of associates and joint ventures.

Income tax expense was $2.4 million in the quarter.

Net loss was $84.2 million. This compared to a net income of $28.5 million in the fourth quarter of 2020.

Net loss per ADS was $0.73 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 230.3 million, corresponding to 115.1 million ADSs.

Adjusted EBITDA was $16.1 million, representing a 22% adjusted EBITDA margin, compared to adjusted EBITDA of $14.1 million in the fourth quarter of 2020. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses, as well as other income and discontinued operations.

Adjusted net loss was $77.9 million in the quarter, compared to adjusted net income of $45.3 million in the fourth quarter of 2020. Adjusted net income excludes share-based remuneration, non-recurring expenses, discontinued operations and amortization of intangible assets related to acquisitions.

Adjusted net loss per ADS was $0.67 in the quarter.

We have posted unaudited supplemental information at https://investor.opera.com, including: 1) Opera’s financial historical results by quarter since 2019; and 2) Nanobank financial results by quarter since 2019 (pro forma prior to August 19, 2020).

Conference call

Opera’s management will host a conference call to discuss the fourth quarter 2021 financial results on Thursday, February 17th at 8:00 am Eastern Time (EST) (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States: +1 877-895-3361

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 (0) 808-101-1183

International: +1 785-424-1062

Confirmation Code: OPRAQ421

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along @InvestorOpera.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, other loss (income) from long-term investments, impairments, depreciation and amortization, share-based remuneration, non-recurring expenses, and excluding other income and profit (loss) from discontinued operations.

We define adjusted net income as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, amortization of Nanobank intangible assets, non-recurring expenses, and excluding profit (loss) from discontinued operations, adjusted for the associated tax benefit related to such items.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company and its investees’ future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, its investees, and the industry in which they operate. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the COVID-19 pandemic as well as changes in consumer behaviors as a result of such pandemic; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company and its investees’ expectations regarding demand for and market acceptance of their brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which Company or its investees have businesses. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera’s browsers, news products and fintech solutions are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands, except per share and ADS amounts]	2020	2021	2020	2021
Revenue	50,229	72,626	165,056	250,991
Other income	5,974	248	11,542	466
Operating expenses:
Technology and platform fees	(941)	(1,297)	(3,315)	(4,472)
Content cost	(842)	(1,200)	(4,312)	(3,712)
Cost of inventory sold	(431)	(3,043)	(700)	(5,507)
Personnel expenses including share-based remuneration	(15,782)	(18,043)	(62,103)	(74,825)
Marketing and distribution expenses	(12,318)	(30,344)	(47,860)	(121,319)
Credit loss expense	(607)	(172)	(1,849)	(557)
Credit loss expense related to divested joint venture	(10,476)	-	(10,476)	-
Depreciation and amortization	(5,877)	(4,555)	(20,234)	(19,600)
Impairment of non-financial assets	-	(6,414)	-	(6,414)
Non-recurring expenses	(321)	-	(3,543)	-
Other expenses	(6,248)	(5,567)	(24,654)	(22,802)
Total operating expenses	(53,843)	(70,634)	(179,046)	(259,208)
Operating profit (loss)	2,360	2,240	(2,448)	(7,751)
Share of net income (loss) of associates and joint ventures	3,327	(21,779)	2,005	(26,675)
Fair value gain from associates and other long-term investments	18,000	4,733	24,000	90,193
Impairment of associates and joint ventures	-	(62,089)	-	(62,089)
Net finance income (expense):
Finance income	5,166	97	13,633	123
Finance expense	(30)	(3,853)	(516)	(6,912)
Net foreign exchange gain (loss)	1,421	(308)	833	(1,814)
Net finance income (expense)	6,557	(4,064)	13,950	(8,603)
Profit (loss) before income taxes	30,244	(80,959)	37,507	(14,925)
Income tax (expense) benefit	558	(2,435)	(75)	(43)
Profit (loss) from continuing operations	30,803	(83,394)	37,432	(14,968)
Profit (loss) from discontinued operations	(2,276)	(816)	141,742	(816)
Net income (loss) attributable to owners of the parent	28,527	(84,209)	179,174	(15,784)

Weighted average number of ordinary shares outstanding:
Basic, millions (1)	229.54	230.29	234.57	230.28
Diluted, millions (2)	232.49	230.29	237.39	230.28
Earnings per ADS and per share for profit (loss) from continuing operations:
Basic earnings per ADS, US$	0.27	(0.72)	0.32	(0.13)
Basic earnings per share, US$	0.13	(0.36)	0.16	(0.06)
Diluted earnings per ADS, US$	0.26	(0.72)	0.32	(0.13)
Diluted earnings per share, US$	0.13	(0.36)	0.16	(0.06)
Earnings per ADS and per share for net income (loss):
Basic earnings per ADS, US$	0.25	(0.73)	1.53	(0.14)
Basic earnings per share, US$	0.12	(0.37)	0.76	(0.07)
Diluted earnings per ADS, US$	0.25	(0.73)	1.51	(0.14)
Diluted earnings per share, US$	0.12	(0.37)	0.75	(0.07)

(1) As of December 31, 2021, the total number of shares outstanding for Opera Limited was 230,291,732, equivalent to 115,145,866 ADSs.

(2) Includes the net dilutive impact of employee equity awards. In 2021, including the fourth quarter, potential ordinary shares issuable upon the vesting of employee equity awards have an antidilutive impact on the amounts for diluted earnings per ADS and per share, and are thus excluded.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2020	2021	2020	2021
Net income (loss)	28,527	(84,209)	179,174	(15,784)
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	944	(437)	42	(1,156)
Reclassification of exchange differences on loss of control	2,936	-	2,936	-
Share of other comprehensive income (loss) of associates and joint ventures	(935)	227	(935)	227
Other comprehensive income (loss)	2,945	(210)	2,043	(928)
Total comprehensive income (loss) attributable to owners of the parent	31,473	(84,419)	181,217	(16,711)

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,
[US$ thousands]	2020	2021
Assets:
Property and equipment	18,167	12,263
Intangible assets	111,954	103,627
Goodwill	424,961	429,588
Investments in associates and joint ventures	364,946	233,505
Other long-term investments	-	85,497
Non-current receivables	1,490	1,980
Deferred tax assets	4,383	2,323
Total non-current assets	925,901	868,784

Trade receivables	28,809	43,864
Other current receivables	11,674	18,538
Prepayments	9,061	9,192
Marketable securities	-	78,135
Cash and cash equivalents	134,168	102,876
Total cash, cash equivalents, and marketable securities	134,168	181,011
Total current assets	183,712	252,607
Total assets	1,109,612	1,121,391

Equity:
Share capital	24	24
Other paid in capital	765,129	764,381
Retained earnings	283,334	277,335
Foreign currency translation reserve	408	(520)
Total equity attributable to owners of the parent	1,048,895	1,041,220

Liabilities:
Non-current lease liabilities and other loans	3,584	2,081
Deferred tax liabilities	11,745	6,532
Other non-current liabilities	68	23
Total non-current liabilities	15,397	8,635

Trade and other payables	25,454	38,753
Current lease liabilities and other loans	5,389	11,427
Income tax payable	1,094	763
Deferred revenue	345	1,092
Other current liabilities	13,040	19,500
Total current liabilities	45,320	71,536
Total liabilities	60,717	80,171
Total equity and liabilities	1,109,612	1,121,391

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity attributable to owners of the parent
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206
Net income	-	-	179,174	-	179,174
Other comprehensive income	-	-	-	2,043	2,043
Total comprehensive income	-	-	179,174	2,043	181,217
Reclassification of foreign currency translation reserve	-	-	126	(126)	-
Acquisition of treasury shares	-	(49,049)	-	-	(49,049)
Share-based remuneration expense	-	-	4,521	-	4,521
As of December 31, 2020	24	765,129	283,334	408	1,048,895
Net loss	-	-	(15,784)	-	(15,784)
Other comprehensive loss	-	-	-	(928)	(928)
Total comprehensive loss	-	-	(15,784)	(928)	(16,712)
Acquisition of treasury shares	-	(749)	-	-	(749)
Share-based remuneration expense	-	-	9,785	-	9,785
As of December 31, 2021	24	764,381	277,336	(520)	1,041,220

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2020	2021	2020	2021
Cash flow from operating activities:
Profit (loss) before income taxes from continuing operations	28,996	(80,959)	37,507	(14,925)
Profit (loss) before income taxes from discontinued operations	515	(1,053)	139,792	(1,053)
Adjustments to reconcile profit before income taxes to net cash flows:	-
Depreciation and amortization	5,879	4,555	20,390	19,600
Impairment of non-financial assets	-	6,414	-	6,414
Share of net loss (income) of associates and joint ventures	(3,327)	21,779	(2,005)	26,675
Fair value gain from associates and other long-term investments	(18,000)	(4,733)	(24,000)	(90,193)
Impairment of associates and joint ventures		62,089	-	62,089
Equity component of share-based payment expense	886	3,672	4,521	9,785
Gain on disposal of emerging market fintech operations	680	-	(151,368)	-
Impact of divestment of joint venture	1,834	-	1,834	-
Net finance income (expense)	(4,587)	4,064	(11,980)	8,603
Other adjustments	(2,971)	(715)	(1,466)	(1,833)
Changes in working capital:
Change in inventories	179	24	7,752	24
Change in trade and other receivables	1,985	541	22,101	(7,383)
Change in loans to customers	1,631	53	75,064	68
Change in trade and other payables	(605)	2,162	(25,135)	13,300
Change in deferred revenue	(2,404)	505	(346)	747
Change in prepayments	4,645	1,410	12,032	(132)
Change in other liabilities	4,037	776	(1,482)	229
Income taxes paid	(1,886)	(4,112)	(9,887)	(5,452)
Net cash flow from (used in) operating activities	17,487	16,473	93,324	26,564
Cash flow from investment activities:
Purchase of intangibles assets	(8)	-	(2,286)	-
Purchase of equipment	(165)	(75)	(2,484)	(1,060)
Acquisition of subsidiary, net of cash acquired		-	(4,882)	(9,008)
Cash transferred upon loss of control over emerging market fintech operations	-	-	(39,260)	-
Release of escrow account	-	-	1,000	-
Deposit of collateral for subsidiaries' loan facility	-	-	(1,000)	-
Disbursement of short-term loans	-	-	(6,332)	-
Repayment of short-term loans	-	-	6,332	-
Investment in, and loans to associates and joint ventures	(440)	-	(440)	-
Net sale (purchase) of listed equity instruments	61,624	-	58,535	(84,835)
Proceeds from sale of shares in associate	-	-	-	50,000
Interest income received	(205)	14	326	35
Development expenditure	(615)	(1,476)	(6,553)	(4,836)
Net cash flow from (used in) investing activities	60,191	(1,537)	2,956	(49,703)
Cash flows from financing activities:
Acquisition of treasury shares	(8,194)	-	(49,049)	(749)
Proceeds from loans and borrowings	-	-	6,905	-
Interests on loans and borrowings	(75)	(73)	(1,752)	(316)
Repayment of loans and borrowings	305	(87)	(52,874)	(499)
Payment of lease liabilities	(426)	(1,334)	(4,202)	(5,119)
Net cash flow from (used in) financing activities	(8,390)	(1,495)	(100,972)	(6,683)
Net change in cash and cash equivalents	69,288	13,441	(4,692)	(29,822)
Cash and cash equivalents at beginning of period	64,416	89,964	139,487	134,168
Net foreign exchange difference	465	(530)	(627)	(1,472)
Cash and cash equivalents at end of period	134,168	102,876	134,168	102,876

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three Months Ended December 31, 2020
Business area	Browser and News	Other	Total
Revenue categories:
Search	25,653	-	25,653
Advertising	23,083	-	23,083
Technology licensing and other revenue	-	1,492	1,492
Total revenue	48,736	1,492	50,229
Direct expenses:
Technology and platform fees	(941)	-	(941)
Content cost	(842)	-	(842)
Cost of inventory sold	-	(431)	(431)
Other cost of revenue (1)	(42)	(516)	(558)
Marketing and distribution expenses	(12,068)	(250)	(12,318)
Credit loss expense	(494)	-	(494)
Total direct expenses	(14,387)	(1,197)	(15,584)
Contribution by business area	34,349	295	34,645

(1) Includes expenses presented separately in the Statement of Operations as part of personnel and other expenses, including audit, legal and other advisory services, that were included in the cost invoiced certain customers.

[US$ thousands]	Three Months Ended December 31, 2021
Business area	Browser and News	Other	Total
Revenue categories:
Search	34,751	-	34,751
Advertising	37,309	(643)	36,666
Technology licensing and other revenue	2,182	(972)	1,210
Total revenue	74,242	(1,615)	72,626
Direct expenses:
Technology and platform fees	(1,264)	(32)	(1,297)
Content cost	(1,222)	22	(1,200)
Cost of inventory sold	(3,488)	445	(3,043)
Marketing and distribution expenses	(30,519)	175	(30,344)
Credit loss expense	(208)	36	(172)
Total direct expenses	(36,701)	646	(36,055)
Contribution by business area	37,541	(969)	36,572

[US$ thousands]	Twelve Months Ended December 31, 2020
Business area	Browser and News	Other	Total
Revenue categories:
Search	84,180	-	84,180
Advertising	71,292	216	71,508
Technology licensing and other revenue	-	9,368	9,368
Total revenue	155,472	9,584	165,056
Direct expenses:
Technology and platform fees	(3,315)	-	(3,315)
Content cost	(4,312)	-	(4,312)
Cost of inventory sold	-	(700)	(700)
Other cost of revenue	140	(3,925)	(3,785)
Marketing and distribution expenses	(47,042)	(818)	(47,860)
Credit loss expense	(568)	(1,281)	(1,849)
Total direct expenses	(55,098)	(6,724)	(61,822)
Contribution by business area	100,374	2,860	103,234

[US$ thousands]	Twelve Months Ended December 31, 2021
Business area	Browser and News	Other	Total
Revenue categories:
Search	121,961	-	121,961
Advertising	123,870	40	123,910
Technology licensing and other revenue	2,182	2,937	5,120
Total revenue	248,013	2,978	250,991
Direct expenses:
Technology and platform fees	(3,899)	(573)	(4,472)
Content cost	(3,712)	-	(3,712)
Cost of inventory sold	(5,506)	(1)	(5,507)
Marketing and distribution expenses	(120,760)	(559)	(121,319)
Credit loss expense	(557)	-	(557)
Total direct expenses	(134,434)	(1,132)	(135,566)
Contribution by business area	113,579	1,846	115,425

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended December 31,		Twelve Months Ended December 31,
Personnel expenses including share-based remuneration	2020	2021	2020	2021
Personnel expenses excluding share-based remuneration	14,790	14,913	57,397	64,772
Share-based remuneration, including related social security costs	992	3,130	4,706	10,053
Total	15,782	18,043	62,103	74,825

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended December 31,		Twelve Months Ended December 31,
Other expenses	2020	2021	2020	2021
Hosting	2,114	1,933	8,056	7,647
Audit, legal and other advisory services	1,828	1,351	7,265	6,579
Software license fees	432	451	1,882	1,782
Rent and other office expense	1,016	786	3,318	3,152
Travel	209	223	1,304	542
Other	649	822	2,827	3,101
Total	6,248	5,567	24,654	22,802

Non-IFRS financial measures

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands, except per share and ADS amounts]	2020	2021	2020	2021
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	28,527	(84,209)	179,174	(15,784)
Add: Income tax expense (benefit)	(558)	2,435	75	43
Add: Net finance expense (income)	(6,557)	4,064	(13,950)	8,603
Add: Share of net loss (income) of associates and joint ventures	(3,327)	21,779	(2,005)	26,675
Add: Other loss (income) from long-term investments	(18,000)	(4,733)	(24,000)	(90,193)
Add: Depreciation and amortization	5,877	4,555	20,234	19,600
Add: Impairment of non-financial assets	-	6,414	-	6,414
Add: Impairment of associates and joint ventures	-	62,089	-	62,089
Add: Share-based remuneration	992	3,130	4,706	10,053
Add: Credit loss expense related to divested joint venture	10,476	-	10,476	-
Add: Non-recurring expenses	321	-	3,543	-
Less: Other income	(5,974)	(248)	(11,542)	(466)
Less: (Profit) loss from discontinued operations	2,276	816	(141,742)	816
Adjusted EBITDA	14,052	16,091	24,969	27,850

Reconciliation of net income (loss) to adjusted net income (loss):
Net Income (loss)	28,527	(84,209)	179,174	(15,784)
Add: Share-based remuneration	992	3,130	4,706	10,053
Add: Amortization of acquired intangible assets	1,341	907	5,354	4,906
Add: Amortization of Nanobank intangible assets (1)	1,684	1,759	2,584	7,037
Add: Non-recurring expenses	10,797	-	14,019	-
Income tax adjustment (2)	(319)	(309)	(1,219)	(1,366)
Less: (Profit) loss from discontinued operations	2,276	816	(141,742)	816
Adjusted net income (loss)	45,298	(77,906)	62,876	5,661

Adjusted net income (loss) per ADS and per share:
Basic adjusted net income (loss) per ADS, US$	0.38	(0.68)	0.54	0.05
Basic adjusted net income (loss) per share, US$	0.20	(0.34)	0.28	0.02
Diluted adjusted net income (loss) per ADS, US$	0.38	(0.68)	0.53	0.05
Diluted adjusted net income (loss) per share, US$	0.19	(0.34)	0.26	0.02

(1) The amortization of Nanobank intangible assets is included in the line "Share of net income (loss) of associates and joint ventures".

(2) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.